                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                            McFarland Energy, Inc.
              --------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                        -------------------------------
                        (Title of Class of Securities)


                                  58 0432102
                       ---------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                              Vice President and
                                  Controller
                   Fund American Enterprises Holdings, Inc.
                             80 South Main Street
                               Hanover, NH 03755
                                (603) 643-1567
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 5, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 58 0432102
--------------------------------------------------------------------------------


(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455
--------------------------------------------------------------------------------


(2)  Check the Appropriate Box if a Member (a)
     of a Group (See Instructions)             -------------
                                   (b)
-----------------------------------   ------------------
(3)  (SEC Use Only)


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions) AF


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization  Delaware
                                           --------
--------------------------------------------------------------------------------

   Number of Shares      (7)  Sole Voting Power
   Beneficially Owned         86,846
   by Each Reporting          ----------------------------
   Person With           (8)  Shared Voting Power
                              333,000
                              ----------------------------
                         (9)  Sole Dispositive Power
                              ----------------------------
                         (10) Shared Dispositive Power
                              333,000
                              ----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     333,000

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Approximately 5.9%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  HC, CO

                             CUSIP NO. 58 0432102
--------------------------------------------------------------------------------


(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises, Inc.
                                  51-0328932
--------------------------------------------------------------------------------


(2)  Check the Appropriate Box if a Member (a)
     of a Group (See Instructions)             -------------
                                           (b)
                                               -------------
--------------------------------------------------------------------------------
(3)  (SEC Use Only)


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions) WC


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization  Delaware
                                           --------
--------------------------------------------------------------------------------

   Number of Shares      (7)  Sole Voting Power
   Beneficially Owned
   by Each Reporting          ----------------------------
   Person With           (8)  Shared Voting Power
                              169,231
                              ----------------------------
                         (9)  Sole Dispositive Power

                              ----------------------------
                         (10) Shared Dispositive Power
                              169,231
                              ----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     169,231

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Approximately 3.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  CO

                             CUSIP NO. 58 0432102
--------------------------------------------------------------------------------


(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                       White Mountain Holdings, Inc.Inc.
                                  02-0477312
--------------------------------------------------------------------------------


(2)  Check the Appropriate Box if a Member (a)
     of a Group (See Instructions)             -------------
                                   (b)
-----------------------------------   ------------------
(3)  (SEC Use Only)


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions) WC


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization  Delaware
                                           --------
--------------------------------------------------------------------------------

   Number of Shares      (7)  Sole Voting Power
   Beneficially Owned
   by Each Reporting          ----------------------------
   Person With           (8)  Shared Voting Power
                              76,923
                              ----------------------------
                         (9)  Sole Dispositive Power

                              ----------------------------
                         (10) Shared Dispositive Power
                              76,923
                              ----------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     76,923

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Approximately 1.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  CO

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 5 TO SCHEDULE 13D ARE AMENDED FROM THE FILINGS ON SCHEDULE 13D (THE "SCHEDULE 13D") PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION". ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) FAEH owns 86,846 Shares directly and owns 169,231 Shares and 76,923 Shares indirectly through FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, respectively. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                Percentage of
                                       Shares        Shares
                                    Beneficially  Beneficially
                   Person              Owned          Owned
                   ------           ------------  -------------

                    FAEH                86,846         1.5%
                    FAE                169,231         3.0%
                    WMH*                76,923         1.4%

* WMH and certain of its direct and indirect wholly-owned subsidiaries.

     (b) FAEH has sole voting power and dispositive power with respect to 86,846 Shares and shares voting power and dispositive power with respect to 169,231 Shares with FAE, 76,923 Shares with WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The persons on Schedule I listed above have sole voting power and dispositive power with respect to Shares individually owned by them respectively.

     (c) None
     (d) None
     (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     FAE extended a "Standstill Agreement", originally dated September 1, 1989, until January 4, 1998. Such agreement provides the executive management and Board of McFarland Energy certain assurances, voluntary restrictions on purchasing or selling Shares of McFarland and voting limitations intended to keep FAE in the position of a friendly investor that supports the incumbent management's views. The Standstill Agreement originally applied to all 400,000 Shares of McFarland owned by FAEH and its subsidiaries. During February 1997, McFarland Energy removed the Standstill Agreement restrictions on 100,000 Shares of McFarland which provided FAEH and its subsidiaries with the opportunity to sell up to 100,000 Shares of McFarland.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1997


                           FUND AMERICAN ENTERPRISES HOLDINGS, INC.

                           BY:

                                     /s/
                            ------------------------------------
                            Name:    Michael S. Paquette
                            Title:   Vice President and
                                     Controller

                            FUND AMERICAN ENTERPRISES, INC.

                            BY:

                                     /s/
                            ----------------------------------------
                            Name:    Robert E. Snyder
                            Title:   Secretary and Controller



                            WHITE MOUNTAINS HOLDINGS, INC.

                            BY:

                                     /s/
                            ----------------------------------------
                            Name:    Michael S. Paquette
                            Title:   Vice President and
                                     Controller

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Holdings, Inc. ("WMH") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

                                                                Present
Name and                                                 Principal Occupation
Business Address                      Office                 or Employment
----------------                      ------             --------------------

FAEH

Dennis P. Beaulieu           Corporate Secretary       Corporate Secretary
Fund American Enterprises    of FAEH, Director of WMH  of FAEH
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755-2053

John J. Byrne                Chairman of the Board,    Chairman of the Board,
Fund American Enterprises    President & Chief         President & Chief
   Holdings, Inc.            Executive Officer of      Executive Officer of
80 South Main Street         FAEH, Chairman of the     FAEH
Hanover, NH 03755-2053       Board of FAE

Reid T. Campbell             Assistant Controller of   Assistant Controller of
Fund American Enterprises    FAEH                      FAEH
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755-2053

Howard L. Clark              Director                  Retired
200 Park Avenue, Suite 4501  of FAEH
New York  NY  10166

Howard L. Clark, Jr.         Director                  Vice Chairman of Lehman
Lehman Brothers Holdings,    of FAEH                   Brothers Holdings, Inc.
 Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran            Director                  President & Chief
Financial Security           of FAEH                   Executive Officer of
 Assurance                                             Financial Security
   Holdings, Ltd.                                      Assurance
350 Park Avenue                                        Holdings, Ltd.
New York  NY  10022


George J. Gillespie, III     Director                  Partner in Cravath,
Cravath, Swaine & Moore      of FAEH                   Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp               Executive Vice President  Executive Vice President
Fund American Enterprises    of FAEH, Director of      of FAEH
   Holdings, Inc.            FAEH and FAE, Chairman
80 South Main Street         of WMH
Hanover, NH 03755-2053


                      ----------------------------------

                                                            Present
Name and                                               Principal Occupation
Business Address             Office                        or Employment
----------------             ------                    ---------------------

FAEH

Gordon S. Macklin            Director                  Chairman of White River
8212 Burning Tree Road       of FAEH                   Corporation
Bethesda  MD 20817

Frank A. Olson               Director of FAEH          Chairman and Chief
The Hertz Corporation                                  Executive
225 Brae Boulevard                                     Officer of Hertz
Park Ridge, NJ 07656-0713                              Corporation

Michael S. Paquette          Vice President &          Vice President &
Fund American Enterprises    Controller of FAEH,       Controller of FAEH
   Holdings, Inc.            Director of FAE and WMH
80 South Main Street
Hanover, NH 03755-2053

David G. Staples             Vice President of FAEH    Vice President of FAEH
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755-2053

Allan L. Waters              Senior Vice President &   Senior Vice President &
Fund American Enterprises    Chief Financial Officer   Chief Financial Officer
   Holdings, Inc.            of FAEH, Director of      of FAEH
80 South Main Street         FAE and WMH
Hanover, NH 03755-2053

Arthur Zankel                Director                  Co-Managing Partner
First Manhattan Co.          of FAEH                   First Manhattan Co.
437 Madison Ave.
New York  NY 10022


FAE

James H. Ozanne              President  of FAE,        President of FAE
Fund American Enterprises,   Director of FAE
   Inc.
The 1820 House, Main Street
Norwich, VT 05055-0850

Robert E. Snyder             Secretary and Controller  Secretary and Controller
Fund American Enterprises,   of FAE, Director of FAE   of FAE
   Inc.
The 1820 House, Main Street
Norwich, VT 05055-0850

                      ----------------------------------

                                                             Present
Name and                                                Principal Occupation
Business Address             Office                        or Employment
----------------             ------                     ---------------------

WMH

Dennis P. Beaulieu           Vice President and         Corporate Secretary
(see above)                  Secretary of WMH,          of FAEH
                             Director of WMH

John J. Byrne                Director of WMH            Chairman of the Board,
(see above)                                             President & Chief
                                                        Executive Officer of
                                                        FAEH

Patrick M. Byrne             Director of WMH            Chief Executive Officer
Centricut, LLC                                          of Centricut, LLC
2 Technology Drive, STE 3
West Lebanon, NH 03784


Reid T. Campbell             Assistant Controller of    Assistant Controller of
(see above)                  WMH                        FAEH


Terry L. Baxter              President and Director     President and Director
80 South Main Street         of WMH                     of WMH
Hanover, NH 03755

Morgan Davis                 Executive Vice President   Executive Vice President &
White Mountains              & Chief Operating Officer  Chief Operating Officer
   Holdings, Inc.            of WMH, Director of WMH    of WMH
80 South Main Street
Hanover, NH 03755-2053

Robert P. Cochran            Director                   President & Chief
(see above)                  of WMH                     Executive Officer of
                                                        Financial Security
                                                        Assurance
                                                        Holdings, Ltd.

John D. Gillespie            Director of WMH            Self Employed
 White Mountains
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Robert P. Keller             Director of WMH            Self Employed
White Mountains
 Holdings, Inc.
80 South Main Street
Hanover, NH 03755

                      ----------------------------------


                                                              Present
Name and                                                Principal Occupation
Business Address             Office                         or Employment
----------------             ------                     ---------------------
K. Thomas Kemp               Chairman, Chief Executive  Executive Vice President
(see above)                  Officer and President      of FAEH
                             of WMH

Phil Koerner                 Director of WMH            Chief Executive Officer of
National Grange Mutual                                  National Grange Mutual
  Insurance Company                                     Insurance Company
55 West Street, POB 2300
Keene, NH 03431

Michael S. Paquette          Vice President &           Vice President &
(see above)                  Controller of WMH,         Controller of FAEH
                             Director of WMH

Daniel A. Post               Director of WMH            President and Chief
2450 14/th/ Avenue SE                                   Executive
Albany, OR 97321-0421                                   Officer of Valley
                                                        Insurance Company


Allan L. Waters              Senior Vice President &    Senior Vice President &
(see above)                  Chief Financial Officer    Chief Financial Officer
                             of WMH, Director of        of FAEH
                             WMH